Exhibit (a)(22)

i2 TECHNOLOGIES, INC.

MATERIAL INCOME TAX CONSEQUENCES FOR EMPLOYEES RESIDENT IN THE PEOPLE’S REPUBLIC OF CHINA

The following is a general summary of the income tax consequences under current law of participating in the Offer for those individuals who are tax residents of the People’s Republic of China. The summary is only intended to alert you to some of the material tax consequences you may want to consider in making your decision about the Offer. It does not discuss all of the tax consequences that may be relevant to you in your particular circumstances nor is it intended to apply to all option holders. It particularly does not apply to you if you are a citizen or resident of another country for local law purposes. It also does not address any state, provincial or other local law, any wealth tax, or the treatment of any dividends. In addition, you should note that tax laws change frequently, occasionally on a retroactive basis. You should consult with your tax advisor as to the tax consequences of your particular participation in the Offer.

Exchange of Options for Restricted Stock Units.

It is not clear whether the exchange of options for restricted stock units will be a taxable event; however, we do not believe such exchange will be taxable.

Restricted Stock Units.

You will not be subject to tax at the time you receive the restricted stock units. When the restricted stock units vest and the underlying shares become issuable, you will recognize taxable income in an amount equal to the fair market value of those shares on the vesting date.

Sale of Shares.

When you subsequently sell the shares underlying the restricted stock units, you will recognize capital gain in an amount equal to the difference between the sale price and the fair market value of the shares on the date of vesting.

Withholding and Reporting.

Your employer will report and withhold all applicable income and social taxes with respect to the income recognized upon vesting of the restricted stock units. You will be responsible for paying the difference between the actual tax liability and the amount withheld.